Strategic Partners Mutual Funds, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

June 24, 2005

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Re:	Strategic Partners Mutual Funds, Inc.
Registration Statement on Form N-14 File Nos. 333-125073 and 811-08085

Dear Mr. Greene:

On behalf of Strategic Partners Relative Value Fund, a series of Strategic Partners Mutual Funds, Inc. (the “Relative Fund”), we are responding to oral comments given by Larry Greene of the Securities and Exchange Commission (the “Commission”), during telephone conversations with Claudia DiGiacomo on June 15, 2005 and June 16, 2005.

The comments were addressed to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-14 which was filed via EDGAR on June 8, 2005 (the “N-14”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meeting of shareholders of the Strategic Partners Mid-Cap Value Fund, a series of the Strategic Partners Opportunity Funds (the “Mid-Cap Value Fund” and, together with the Relative Value Fund, the “Funds”).

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                       Comment:  The Investment Objective and Strategies of the Funds (page 3): If the Funds invest in emerging market securities please include additional risk disclosure.

Response:  Neither Fund intends to invest in emerging markets securities and therefore the disclosure was not revised.

2.                                       Comment:  Portfolio manager compensation disclosure (page 10 to 17): please only disclose the types of compensation that were actually paid as of December 31, 2004 to a portfolio manager of the Funds by the applicable subadviser.

Response:  The disclosure has been revised to only decribe the types of compensation that were actually paid to a portfolio manager for the Relative Value Fund by the applicable subadviser as of December 31, 2004.

3.                                       Comment: Portfolio Holdings (page 20): Revise the disclosure to reflect the name of the entities that are the traditional external recipients/vendors.

Response:  The disclosure has been revised as requested.

4.                                       Comment:  Fees and Expenses (Pages 24 to 27):  (a) Delete “estimated” in the Distribution (12b-1) Fees line item. (b) Footnote 5 states that the Relative Value Fund has an expense cap at 1.35%.  Please explain why the fee table discloses a net annual operating expense that is higher than the cap and revise the disclosure accordingly.

Response:  (a) The disclosure has been revised as requested.  (b) Footnote 5 states “Relative Value Fund’s Investment Manager has agreed to reimburse and/or waive fees for the Fund until at least October 31, 2005 so that the Relative Value Fund’s operating expenses, exclusive of taxes, interest, brokerage commissions, distribution fees and extraordinary expenses, do not exceed 1.35% of the Relative Value Fund’s average net assets” (emphasis added).  Accordingly,  the distribution fee was added to the expense cap in order to determine the net annual fund operating expenses.  Class Z shares do not have a distribution fee which explains why that class is at the cap.  Accordingly the disclosure has not been revised.

5.                                       Comment:  Capitalization of the Funds and Capitalization After the Transaction (page 35):  (a) Please include the capitalization for all shares classes of each Fund, even if a share class is not affected by the reorganization.  (b) Please provide the total net assets and total shares outstanding for each Fund and pro forma for the Transaction.

Response:  (a) The requested disclosure has been added. (b) The requested disclosure has been added.

6.                                       Comment:  Voting Information (page 36): Explain how broker non-votes and abstentions will be voted by Mid-Cap Value Fund.

Response:  The requested disclosure has been added.

7.                                       Comment:  Shareholder Proposals (page 39): (a) Please clarify that the first sentence in the second paragraph relates to shareholders of the Strategic Partners Opportunity Funds and include disclsoure regarding notice requirements if any, for shareholders to submit a proposal from the floor of the meeting pursuant to Rule 14a - 5(e)(2).

Response:  The disclosure has been revised as requested.

The Relative Value Fund has filed an acceration request seeking to be declared effective on or about June 20, 2005.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo